APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Bar Freda

Profit and Loss

January - December 2020

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Bar Supplies	725.40
Total Cost of Goods Sold	**$725.40**
GROSS PROFIT	**$ -725.40**
Expenses	
Contractors	750.00
Melio Credit card fee	1.83
Utilities	702.75
Total Expenses	**$1,454.58**
NET OPERATING INCOME	**$ -2,179.98**
NET INCOME	**$ -2,179.98**

Bar Freda

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase	7,553.19
Total Bank Accounts	**$7,553.19**
Other Current Assets	
Inventory	13,890.00
Prepaid Supplies	4,150.00
Total Other Current Assets	**$18,040.00**
Total Current Assets	**$25,593.19**
Fixed Assets	
Accumulated Amortization	-190.00
Accumulated Depreciation	-1,351.00
Build Out Costs	6,943.00
Furniture & Fixtures	16,973.00
Furniture - Bar	39,500.00
Total Fixed Assets	**$61,875.00**
Other Assets	
Goodwill	34,206.00
Security Deposit	15,000.00
Total Other Assets	**$49,206.00**
TOTAL ASSETS	**$136,674.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,179.98
Total Accounts Payable	**$2,179.98**
Other Current Liabilities	
Due to Sellers	64,636.00
Total Other Current Liabilities	**$64,636.00**
Total Current Liabilities	**$66,815.98**
Total Liabilities	**$66,815.98**
Equity	
Owner's Capital - Blue Raccoon	28,838.00
Owner's Capital - Olsen	5,235.19
Owner's Capital - White	37,965.00
Retained Earnings	
Net Income	-2,179.98
Total Equity	**$69,858.21**
TOTAL LIABILITIES AND EQUITY	**$136,674.19**

Bar Freda

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,179.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-13,890.00
Prepaid Supplies	-4,150.00
Accumulated Amortization	190.00
Accumulated Depreciation	1,351.00
Accounts Payable (A/P)	2,179.98
Due to Sellers	64,636.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**50,316.98**
Net cash provided by operating activities	**$48,137.00**
INVESTING ACTIVITIES	
Build Out Costs	-6,943.00
Furniture & Fixtures	-16,973.00
Furniture - Bar	-39,500.00
Goodwill	-34,206.00
Security Deposit	-15,000.00
Net cash provided by investing activities	**$ -112,622.00**
FINANCING ACTIVITIES	
Owner's Capital - Blue Raccoon	28,838.00
Owner's Capital - Olsen	5,235.19
Owner's Capital - White	37,965.00
Net cash provided by financing activities	**$72,038.19**
NET CASH INCREASE FOR PERIOD	**$7,553.19**
CASH AT END OF PERIOD	**$7,553.19**

Bar Freda

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	146,520.42
Total Income	**$146,520.42**
Cost of Goods Sold	
Bar Supplies	54,039.69
Restaurant Supplies	9,695.87
Total Cost of Goods Sold	**$63,735.56**
GROSS PROFIT	**$82,784.86**
Expenses	
Advertising & Marketing	300.93
Bank Charges & Fees	355.34
Contractors	21,762.11
Insurance	12,449.92
Legal & Professional Services	6,216.90
Merchant Fees	3,341.78
Office Supplies & Software	7,589.71
Other Business Expenses	11,764.59
Payroll Fees	1,533.81
Rent & Lease	23,982.37
Repairs & Maintenance	3,037.23
Salaries & Wages	31,453.47
Taxes & Licenses	6,913.58
Travel	2,466.32
Utilities	10,977.52
Total Expenses	**$144,145.58**
NET OPERATING INCOME	**$ -61,360.72**
Other Expenses	
Amortization Expense	2,280.00
Depreciation Expense	15,929.00
Total Other Expenses	**$18,209.00**
NET OTHER INCOME	**$ -18,209.00**
NET INCOME	**$ -79,569.72**

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase	567.39
Total Bank Accounts	**$567.39**
Other Current Assets	
Inventory	15,281.42
Prepaid Supplies	788.00
Total Other Current Assets	**$16,069.42**
Total Current Assets	**$16,636.81**
Fixed Assets	
Accumulated Amortization	-2,470.00
Accumulated Depreciation	-17,280.00
Build Out Costs	6,943.00
Furniture & Fixtures	16,973.00
Furniture - Bar	39,500.00
Total Fixed Assets	**$43,666.00**
Other Assets	
Goodwill	34,206.00
Security Deposit	15,000.00
Total Other Assets	**$49,206.00**
TOTAL ASSETS	**$109,508.81**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Amex ..	0.00
MasterCard .	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Credit Card Debt	10,714.89
Due to Owners - Blue Raccoon	7,000.00
Due to Owners - Olsen	14,783.50
Due to Owners - White	13,038.02
Due to Project Parlor	7,081.00
Due to Sellers	39,748.17
Sales Tax Liability	13,674.76

Bar Freda

Balance Sheet

As of December 31, 2021

	TOTAL
Total Other Current Liabilities	**$106,040.34**
Total Current Liabilities	**$106,040.34**
Total Liabilities	**$106,040.34**
Equity	
Owner's Capital - Blue Raccoon	28,838.00
Owner's Capital - Olsen	10,883.19
Owner's Capital - White	43,317.00
Owner's Equity	0.00
Owner's Investment	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	0.00
Net Income	-79,569.72
Total Equity	**$3,468.47**
TOTAL LIABILITIES AND EQUITY	**$109,508.81**

Bar Freda

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-79,569.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-1,391.42
Prepaid Supplies	3,362.00
Accumulated Amortization	2,280.00
Accumulated Depreciation	15,929.00
Accounts Payable (A/P)	-2,179.98
Amex ..	0.00
MasterCard ..	0.00
Credit Card Debt	10,714.89
Due to Owners - Blue Raccoon	7,000.00
Due to Owners - Olsen	14,783.50
Due to Owners - White	13,038.02
Due to Project Parlor	7,081.00
Due to Sellers	-24,887.83
Sales Tax Liability	13,674.76
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**59,403.94**
Net cash provided by operating activities	**$ -20,165.78**
FINANCING ACTIVITIES	
Owner's Capital - Olsen	5,648.00
Owner's Capital - White	5,352.00
Owner's Equity	0.00
Owner's Investment	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	2,179.98
Net cash provided by financing activities	**$13,179.98**
NET CASH INCREASE FOR PERIOD	**$ -6,985.80**
Cash at beginning of period	7,553.19
CASH AT END OF PERIOD	**$567.39**

I, Thomas J Olsen, certify that:

1. The financial statements of Coche Payaso LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Coche Payaso LLC included in this Form reflects accurately the information reported on the tax return for Coche Payaso LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Thomas J Olsen*

Name: Thomas J Olsen

Title: managing Partner